

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 16, 2015

Kirk R. Manz
Chief Financial Officer
115 East Park Drive, Second Floor
Brentwood, TN

> **Re:**   **AAC Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 11, 2015**
> **File No. 001-36643**

Dear Mr. Manz:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Liquidity and Capital Resources, page 48

1.   In light of the significance of your debt balance, please disclose your contractual obligations in a tabular format pursuant to item 303(5) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications